Report Pursuant to SEC Rule 17a-5 and Report of Independent Registered Public Accounting Firm

Wolverine Trading, LLC
(An Illinois Limited Liability Company)

December 31, 2025

Filed as public pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47484

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wolverine Trading, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

175 W. Jackson Blvd, Suite 200
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Judy Kula	312-884-3724	jkula@wolve.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 S. Wacker Drive, Suite 3300	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Judy Kula_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Wolverine Trading, LLC_____, as of __12/31_____, 2 __025__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Judy Kula_____

Title:
Chief Financial Officer
_____

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



Report of Independent Registered Public Accounting Firm

Member of Wolverine Trading, LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Wolverine Trading, and its subsidiaries (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2022.

Chicago, Illinois
February 27, 2026



Wolverine Trading, LLC
(an Illinois limited liability company)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2025

<u>ASSETS</u>

Cash and cash equivalents	$	39,597,654
Receivable from clearing brokers		617,576,239
Trading securities and derivatives owned, at fair value		57,622,541,964
Exchange memberships, at cost		975,059
Property and equipment, at cost (net of accumulated depreciation of $63,021,248)		8,971,889
Accounts receivable (net of allowance of $265,588)		40,363,916
Due from affiliates		3,883,323
Other assets		7,941,731
Total assets	$	58,341,851,775

<u>LIABILITIES AND MEMBER'S EQUITY</u>

<u>Liabilities</u>

Payable to clearing brokers	$	9,618
Trading securities and derivatives sold, not yet purchased, at fair value		57,646,181,848
Accounts payable and accrued expenses		122,695,744
Due to affiliates		39,756,060
Total liabilities		57,808,643,270
<u>Member's Equity</u>		533,208,505
Total liabilities and member's equity	$	58,341,851,775

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Wolverine Trading, LLC is an Illinois limited liability company formed September 25, 2002 to succeed and continue the broker/dealer business conducted by Wolverine Trading L.P. Wolverine Holdings L.P. is the Manager, Parent and sole Member of Wolverine Trading, LLC.

Wolverine Trading, LLC is engaged in market making and proprietary trading in options, securities and futures markets and operates as a broker/dealer registered under the Securities Exchange Act of 1934 and is a member of various securities, options and commodities exchanges. The Company is a member of the Chicago Board Options Exchange, the International Securities Exchange, the Philadelphia Stock Exchange, National Futures Association, NYSE Amex, NYSE Arca, the Chicago Futures Exchange, the Chicago Board Stock Exchange, the MIAX Options Exchange, the Boston Options Exchange, NASDAQ, NASDAQ OMX, EDGX and BATS. The Company became a FINRA member effective July 2024.

The consolidated financial statements include the financial statements of the Company's wholly owned subsidiary Wolverine Execution Services, LLC (WEX), which also has stand-alone reporting requirements.

WEX is a registered broker-dealer and member of various exchanges, specializing in order routing and execution on a fully disclosed basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies, which have been followed by the Company in preparing the accompanying consolidated financial statements, is set forth below.

Use of Estimates

The process of preparing consolidated financial statements in conformity with accounting principles generally acceptable in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Receivable from Clearing Broker

WEX clears all of its customer transactions through another broker-dealer on a fully disclosed basis. Based on the terms and conditions of WEX's agreement with its clearing broker, the amount receivable from the clearing broker represents rebates owed and cash on hand with the clearing broker. WT clears all of its proprietary transactions through another broker-dealer as well. The amount receivable from the clearing broker represents cash on hand with the clearing broker, net of open trade equity.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents in accordance with GAAP.

The Company is exposed to concentrations of credit risk. The Company maintains cash and cash equivalents at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor, per bank. At times, the Company may maintain balances in excess of FDIC limits. The Company monitors this credit risk and has not experienced any losses related to these risks. Cash equivalents consist of money market funds, which is considered to be a Level I fair value, valued at $3,843,108.

Financial Instruments

Securities, equity and index options and commodity futures contract transactions are recorded on trade date. Equity securities, options, futures and options on futures are stated at the last reported sales price or upon the closing exchange's settlement prices as of the last business day of the reporting period. The difference between cost and market value on securities and option positions and between the original contract amount and the market value of the open commodity futures contract positions is reflected in income on trade date.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price), in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company has an established and well-documented process for determining fair values. Fair value is based upon quoted market prices. If listed prices or quotes are not available, fair value is based upon internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and credit curves. Observable inputs are those that market participants would use in pricing assets or liabilities based on market data obtained from sources independent of the Company. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Valuations based on inputs, other than level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets and model derived valuations in which all significant inputs are observable in active markets.

Level 3 – Valuations based on inputs that are unobservable in the market place and significant to the overall fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company assesses the level of the financial instruments at each measurement date, and transfers between levels are recorded on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair values hierarchy. There were no transfers during the year.

The Company's assets and liabilities recorded at fair value have been categorized based upon the fair value hierarchy, see Note 4.

Exchange Memberships

The Company's exchange memberships, which represent ownership interest in the exchanges and provide the Company with the right to conduct business of the exchanges, are recorded at cost or, if an impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Income Taxes

The Company has elected to be treated as a disregarded entity for federal and state income tax purposes. Consequently, no provision or credit has been recorded for federal income taxes as the Company's income (loss) is directly taxable to the individual members.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company applied the guidance to all tax positions for which the statute of limitations remained open. As of December 31, 2025, the Company had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Company did not have any material amounts accrued for interest and penalties as of December 31, 2025. Interest or penalties on income taxes, if incurred, are recognized on the statement of income. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2022.

Property and Equipment

Property and equipment items are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the underlying assets using straight-line method and double-declining balance method in accordance with GAAP.

Maintenance and repairs are charged to income as incurred. Expenditures, which materially extend the original lives of assets, are capitalized.

Principles of Consolidation

The consolidated financial statements include the accounts of Wolverine Trading, LLC and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Credit Losses on Financial Assets

The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets evaluated include cash, receivables from broker-dealers and clearing organizations, and accounts receivable. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company estimates $265,588 of credit losses related to these financial assets as of December 31, 2025.

Recently Issued Pronouncements

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 provides all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from revenue transactions accounted for under Topic 606, Revenue from Contracts with Customers. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. ASU 2025-05 is effective for the Company, on a prospective basis, for annual reporting periods beginning in 2026 and is not expected to have a significant impact on the Company's financial statements.

NOTE 3 - RECEIVABLE FROM AND EQUITY WITH OTHER BROKERS

Goldman Sachs & Co. L.P., Goldman Sachs International, Bank of America Merrill Lynch, CIBC World Markets Inc., the Options Clearing Corporation (OCC), the Depository Trust and Clearing Corporation (DTCC), ABN AMRO Clearing USA LLC (ABN), RBC Capital Markets, LLC (RBC) and Clear Street LLC (Clear Street) act as clearing brokers for the Company. The Electric Reliability Council of Texas acts as a broker for the Company. Cash deposits in trading accounts satisfy margin requirements with the clearing brokers.

In the event that a clearing broker becomes insolvent, recovery of the Company's funds may be limited to the equity capital of the respective clearing broker. In such an instance, the Company could incur losses to the extent that the recovered amount is less than the total cash and other property deposited with the clearing broker.

Receivable from and payable to clearing brokers as of December 31, 2025 consist of:

	Receivable	Payable
Cash on deposit	81,451,648	9,618
Open trade equity of listed future contracts, net	536,124,591	-
	$ 617,576,239	$ 9,618

Securities owned, cash and financial instruments held at the Company's clearing brokers collateralize securities sold, not yet purchased and amounts due to clearing brokers, if any, and may serve to satisfy regulatory capital or margin requirements.

NOTE 4 - FINANCIAL INSTRUMENTS

The Company engages in proprietary trading of securities, acting mainly as a market maker or specialist. As such, the Company holds itself out as willing to buy and sell securities for its own account on a regular and continuous basis in amounts specified by each respective exchange.

The Company also participates in the trading of commodity futures interest and options on futures contracts for speculative purposes and hedging of market making positions. Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price and may be settled in cash or through delivery of the underlying financial instrument. Margin deposit requirements are generally required to enter into such contracts and are generally small in value in comparison to the gross value of the underlying futures contract. Consequently, small price changes in the underlying commodity may result in comparably large trading gains or losses to the Company.

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. As the instruments are carried at market value, those changes directly affect income. Exposure to market risk is managed in accordance with risk limits set by management by buying or selling instruments or entering into offsetting positions.

The Company's assets and liabilities recorded at fair value have been classified based on the lowest level of input that is significant to the fair value measurement. With the exception of exchange memberships, which are carried at cost, substantially all of the Company's other financial assets and liabilities are considered financial instruments and are either already at fair values, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Wolverine Trading, LLC
(an Illinois limited liability company)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2025

	Level 1
Assets	
Trading securities owned, at fair value:	
Equity securities	$ 5,824,905,328
Spot currency	146,991
Derivatives owned, at fair value:	
Equity options	47,042,625,827
Options on futures	4,754,863,818
Trading securities and derivatives owned, at fair value	57,622,541,964
Receivable from clearing brokers:	
Open trade equity of listed futures	536,124,591
Total assets at fair value	$ 58,158,666,555
Liabilities	
Trading securities sold, not yet purchased, at fair value:	
Equity securities	$ 2,675,138,139
Spot currency	1
T-Bills	191,510
Derivatives sold, not yet purchased, at fair value:	
Equity options	48,254,009,820
Options on futures	6,716,842,378
Trading securities and derivatives sold, not yet purchased, at fair value	57,646,181,848
Total liabilities at fair value	$ 57,646,181,848

As of December 31, 2025, the Company had no Level 2 or 3 assets or liabilities.

NOTE 5 – DERIVATIVE CONTRACTS

In the normal course of business, the Company enters into transactions involving derivative financial instruments in connection with its investing activities. These instruments derive their value, primarily or partially, from the underlying asset, indices, reference rate, or combination of these factors. A derivative financial instrument may be traded on an exchange or over-the-counter (OTC). Exchange traded derivatives are standardized and include futures and certain options contracts. As of December 31, 2025, the Company was invested in listed futures and listed option contracts.

Derivative financial instruments are subject to various risks similar to non-derivative instruments, such as market risk and credit risk. Derivative financial instruments are typically also subject to certain additional risks, such as those resulting from leverage and reduced liquidity. The Company manages these risks on an aggregate basis along with the risks associated with its investing activities as part of its overall risk management policies. The Company may use derivative financial instruments in the normal course of its business to take speculative investment positions as well as for risk management purposes. The principal types of derivatives used by the Company, as well as the methods in which they are used are:

Options - Options are contracts that grant the Company, in return for payment of the purchase price (the "premium") of the option, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date, from or to the write of the option. As a writer of a put or call option, the Company has no control over whether the option will be exercised and, as a result, bears the market risk of an unfavorable change in the price of the security underlying the written option. If the Company were to write a "naked" put or call option, a risk exists that the Company may not be able to enter into a closing transaction because of an illiquid market. When an option expires, the Company realizes a gain or loss on the option to the extent of the premiums received or paid.

Futures - Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. These contracts may, in general, be settled in cash or through delivery of the underlying instrument. Futures contracts can be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until their expiration date, regardless of the changes in their value or the Company's investment strategy. These instruments can involve market risk and/or credit risk in excess of the amount recognized in the consolidated statement of financial condition.

The Company has adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 815-10-50, *Disclosures about Derivative Instruments and Hedging Activities,* which requires additional disclosure surrounding how and why the reporting entity uses derivative instruments, how those instruments are accounted for, and how they affect financial position, financial performance, and cash flows. The Company records its trading-related derivative activities on a fair value basis.

The following table sets forth the fair value of the Company's derivative contracts by underlying risk exposure as of December 31, 2025:

Wolverine Trading, LLC
(an Illinois limited liability company)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2025

Underlying Risk	Statement of Financial Condition Location	Assets	Liabilities	Total
Open trade equity of listed futures:				
Index	Receivable from/payable to clearing brokers	74,616,514	10,862,717	63,753,797
Interest Rates	Receivable from/payable to clearing brokers	603,263,877	146,211,903	457,051,974
Metals	Receivable from/payable to clearing brokers	15,318,820	-	15,318,820
		$ 693,199,210	$ 157,074,620	$ 536,124,591
Options:				
Equity	Trading securities and derivatives owned/sold, not yet purchased, at fair value	$ 47,042,625,827	$ 48,254,009,820	$ (1,211,383,993)
Options on futures:				
Index	Trading securities and derivatives owned/sold, not yet purchased, at fair value	4,754,863,818	6,716,842,378	(1,961,978,560)
		$ 51,797,489,645	$ 54,970,852,198	$ (3,173,362,553)

These futures positions can be offset and are shown net on the Consolidated Statement of Financial Condition in Receivables from clearing brokers. For the year ended December 31, 2025, the monthly average number of derivative contracts bought and sold was approximately 46,291,297.

As of December 31, 2025, the Company holds derivative instruments that are eligible for offset in the Consolidated Statement of Financial Condition. A right of offset exists when the amounts owned by the Company to another party are determinable, the Company has the right to offset the amounts owned with the amounts owed by the other party, the Company intends to offset and the Company's right of offset is enforceable by law. The Company holds open trade equity on listed futures at a single broker which applies the right to offset such amounts.

NOTE 6 – OPERATING SEGMENTS

As of December 31, 2025, all of the Company's primary activities were conducted through the following two operating segments: Wolverine Trading, LLC (WT) and Wolverine Execution Services, LLC (WEX). The Chief Operating Decision Makers (CODMs) are the partners of Wolverine Holdings, L.P.

The operating segments are determined based of how management allocates resources and measures financial performance to make business decisions, and are reflective of the types of customers served, and products and services provided. WT is engaged in market making in options, securities and futures markets and operates as a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of various securities, options and commodities exchanges. WEX provides execution services for the Company and other affiliates, as well as broker-dealers, registered investment advisors and institutional customers. WEX has a stand-alone reporting requirement, and its results already include allocated expenses such as rent and overhead, as well as intercompany receivables and payables from WT. The CODM does not require additional expense information beyond what appears on the face of the income statement. The accounting policies of these operating segments are the same as those disclosed in Note 2.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company engages in trading activities on various exchanges. In the normal course of trading activities, the Company acquires long positions in securities as well as obligations when the securities are sold short.

While the potential loss on a long security position is limited to the amount paid, the potential loss on a security sold short is unlimited, as the obligation increases as the market value increases. Security positions are monitored daily to limit adverse market risk. Additionally, securities positions are required to be carried at the market value in computing the Company's net capital.

Futures transactions also may expose the Company to off-balance-sheet risk in the event that adverse market variations on open commodity futures contract positions result in significant losses or require additional margin deposits. As a consequence, the Company may be required to deposit additional cash, marketable securities or other collateral with its clearing broker.

NOTE 8 - RELATED PARTY TRANSACTIONS

As of December 31, 2025, the Company had advanced $222,923 to related parties including: $58,413 to Wolverine Asset Management, LLC, $16,950 to Wolverine Trading Technology, LLC, $5,014 to 360TCS, LLC, $77 to BH Ventures, LLC, $262 to Safe Harbor Assurance, Inc., $1,526 to Wolverine Fund of Fund, LLC, $1,450 to Wolverine Fund I, $153 to Wolverine IP, LLC, $138,695 to Wolverine Trading Partners, and $383 to Wolverine Employee Participation Plan. The balances receivable represents short term advances, and thus no interest assessed on the balance.

As of December 31, 2025, the Company had payables of $39,756,060 to related parties including $39,664,975 to Wolverine Holdings LLP., $12,874 to STAT Energy, LLC, and $78,211 to Wolverine Trading UK Ltd.

All entities are affiliated by common ownership. The Company maintains expense sharing agreements with all related parties, covering routine administrative costs such as technology support, compensation and rent. These unsecured advances and payables to related entities are non-interest bearing.

Included in Due from affiliates on the consolidated statement of financial condition are $3,660,400 in advances made to employees of the firm.

NOTE 9 - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2025, are summarized as follows:

Computer hardware and software	$	50,339,888
Furniture and fixtures		15,377,151
Leasehold improvements		6,276,098
Total cost of property and equipment		71,993,137
Less accumulated depreciation and amortization		(63,021,248)
Total property and equipment, net	$	8,971,889

NOTE 10 - LEASES

The Company leases office space under non-cancellable operating leases having remaining terms in excess of one year. As of December 31, 2025, the minimum lease commitment for each of the next five years and in the aggregate are as follows:

Years Ended December 31,		Amount
2026	$	3,541,100
2027		1,848,134
2028		596,617
2029		611,533
2030		313,410
Thereafter		-
	$	6,910,794

The Company may be responsible for its proportionate share of increases in operating costs and real estate taxes.

The Company has obligations of leases for office spaces with initial non-cancellable terms in excess of one year. The Company classifies these leases as operating leases. These leases may, or may not contain renewal options. As the Company is not reasonably certain to exercise these options, the optional periods are not included in determining the lease term and associated payments under the renewal terms. Additionally, the Company is responsible for its proportionate share of the buildings' property taxes, utilities and other expenses. As these amounts are variable in nature, they are not included in the computation of right to use lease asset and liability, but rather recognized as expenses as incurred. The Company records a net lease asset and liability based on the present value of all future known lease payments. The present value is determined using the Company's incremental borrowing rate.

Total undiscounted lease payments	$	6,910,794
Less: Imputed interest		(500,539)
Net lease liabilities	$	6,410,255
Weighted average lease term		2 years
Weighted average discount rate		9.50%

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company, acting as a dealer and market maker is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule15c3-1). The Company has elected to operate under the alternative net capital rule and is therefore required to maintain minimum net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of five dollars or less, in which event the amount of net capital shall not be less than one thousand dollars for each such security), with a maximum requirement of one million dollars. Based on the number of markets the Company makes, it is subject to having minimum net capital of $1,000,000.

Adjusted net capital changes from day to day, but as of December 31, 2025, the Company had adjusted net capital and excess net capital of $476,635,912 and $475,385,912 respectively, as calculated under Rule 15c3-1. The net capital rule may effectively restrict the payment of member withdrawals.

WEX became a member of the OCC effective September 26, 2012. As of December 31, 2025, WEX had $34,342,782 of cash collateral to meet the OCC's deposit requirement of $33,017,288. The cash collateral is included within the receivables from brokers, dealers and clearing organizations on the accompanying statement of financial condition. WEX did not hold any customer security positions and therefore maintained zero account balances as of December 31, 2025.

In accordance with Appendix C of Rule 15c3-1, the Company consolidates Wolverine Execution Services, LLC (WEX) using the flow- through capital benefit method. The subsidiary is also subject to regulatory net capital requirements. As of December 31, 2025, WEX had net capital and excess net capital of $64,756,728 and $64,506,728, respectively. The net capital requirements of WEX are included in other deductions, charges and regulatory requirements at 120 percent of their respective requirements in the computation of net capital.

NOTE 12 - COMMITMENTS AND INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts with a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees. Such contracts include written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. Since the Company does not track the counterparties' purposes for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

NOTE 13 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 14 - CONTINGENT LIABILITIES

The Company is involved in a number of legal and regulatory proceedings concerning matters arising from the normal conduct of the Company's business activities. Although there can be no assurances as to the ultimate outcome, the Company has generally denied, or believes it has a meritorious defense, and will deny, liability in all significant litigation pending against the Company, and it intends to defend vigorously each case. Based upon information currently available and advice of counsel the Company believes that the eventual outcome of such matters will not, individually or in the aggregate, have a material adverse effect on the Company's consolidated financial position or results of operation.

NOTE 15 - SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through February 27, 2026, the date the consolidated financial statements were available for issuance. Management has determined that there are no other material events that would require adjustment to or disclosure in the Company's consolidated financial statements.